UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 10)

Under the Securities Exchange Act of 1934

AdCare Health Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

00650W300

(CUSIP Number)

Christopher F. Brogdon
Connie B. Brogdon
345 Heards Ferry Road NW
Atlanta, GA 30328-4716
(404) 386-9607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of  Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page  2  of  6  Pages

CUSIP No. 00650W300

1.	NAMES OF REPORTING PERSONS Christopher F. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, SC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,258,536
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,258,536
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,258,536
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page  3  of  6  Pages

CUSIP No. 00650W300

1.	NAMES OF REPORTING PERSONS Connie B. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, SC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,258,536
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,258,536
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,258,536
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page  4  of  6  Pages

Explanatory Note:

This Amendment No. 10 to Schedule 13D (this “Amendment”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on April 16, 2008 (the “Initial Statement”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and Amendment No. 9 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 8, 2008, June 4, 2008, July 15, 2008, August 21, 2008, March 24, 2009, June 18, 2009, July 10, 2009, August 4, 2009, and September 15, 2009, respectively (together, the “Previously Filed Amendments”). This Amendment is being made to disclose acquisitions by the Reporting Persons of additional warrants to purchase Common Stock that were not previously reported on the Initial Statement or the Previously Filed Amendments. Capitalized terms used in this Amendment but not otherwise defined herein have the meanings ascribed to such terms in the Initial Statement.  Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Initial Statement or the Previously Filed Amendments.

Item 2.	Identity and Background.

On September 24, 2009, the Board of Directors of the Issuer increased the number of its directors from six to seven and appointed Christopher F. Brogdon to serve as the seventh director.  Additionally, on the same date Mr. Brogdon was appointed to serve as an officer of the Issuer in the position of Vice Chairman and Chief Acquisitions Officer.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons reported the acquisition of beneficial ownership of (i) 5,300 shares of Common Stock and (ii) warrants to purchase 11,000 shares of Common Stock for cash in an aggregate amount of $19,916.00 using personal funds available on hand and (iii) warrants to purchase 300,000 shares of Common Stock, which warrants were awarded by the Issuer upon Mr. Brogdon being appointed as an officer and director of the Issuer and vest ratably on September 24, 2009, September 24, 2010 and September 24, 2011.

Item 5.	Interest in Securities of the Issuer.

(a).-(b).
As of the date of this Amendment, the Reporting Persons held 364,602 shares of Common Stock and warrants to purchase 893,934 shares of Common Stock, which represents approximately 26.9% of the outstanding Common Stock as of November 16, 2009.  The calculation of this percentage is based on 3,786,129 shares of Common Stock outstanding as of November 16, 2009, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,258,536 shares of Common Stock, comprised of (i) 78,561 shares of Common Stock held of record by Mr. Brogdon; (ii) 85,392 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon at an exercise price of $5.40 per share; (iii) 100,000 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon at an exercise price of $3.00 per share; (iv) 100,000 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of warrants vesting on September 24, 2010 held by Mr. Brogdon at an exercise price of $4.00 per share; (v) 100,000 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of warrants vesting on September 24, 2011 held by Mr. Brogdon at an exercise price of $5.00 per share; (vi) 269,541 shares of Common Stock held of record by Ms. Brogdon; (vii) 394,642 shares of Common Stock that may be acquired by Ms. Brogdon upon the exercise of presently exercisable warrants held by Ms. Brogdon at an exercise price of $5.40 per share; (viii) 16,500 shares of Common Stock held of record by Ms. Brogdon as custodian for the benefit of the Reporting Persons’ minor child under the Uniform Gift to Minors Act; and (ix) 113,900 shares of Common Stock that may be acquired by Ms. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon as custodian for the benefit of the Reporting Persons’ minor child under the Uniform Gift to Minors Act at an exercise price of $5.40 per share.

The Cover Pages of this Amendment are incorporated herein by reference.

Page  5  of  6  Pages

(c).	The following table sets forth all transactions by the Reporting Persons with respect to the Common Stock that were not previously reported in the Initial Statement or the Previously Filed Amendments.

Trade Date	Number of Shares or Warrants Purchased	Purchase Price Per Share or Warrant	How Purchase Effected	Reporting Person
9/24/2009*	100,000	$0.000	Grant by Issuer	Mr. Brogdon
9/24/2009*	100,000**	$0.000	Grant by Issuer	Mr. Brogdon
9/24/2009*	100,000***	$0.000	Grant by Issuer	Mr. Brogdon
9/25/2009*	600	$0.550	Open market	Ms. Brogdon
10/01/2009*	1,700	$0.600	Open market	Ms. Brogdon
11/05/2009*	2,400	$0.500	Open market	Ms. Brogdon
11/10/2009*	2,000	$0.500	Open market	Ms. Brogdon
11/17/2009	100	$2.250	Open market	Ms. Brogdon
11/17/2009	200	$2.230	Open market	Ms. Brogdon
11/17/2009	5,000	$2.660	Open market	Ms. Brogdon
11/17/2009*	2,200	$0.500	Open market	Ms. Brogdon
11/17/2009*	1,400	$0.600	Open market	Ms. Brogdon
11/17/2009*	700	$0.650	Open market	Ms. Brogdon

 ____________
*	Represents purchase of warrants to purchase shares of Common Stock.
**	Warrants vest on September 24, 2010.
***	Warrants vest on September 24, 2011.

(d).	Not applicable.

(e).	Not applicable.

Page  6  of  6  Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2009
(Date)

/s/ Christopher F. Brogdon
(Signature)

Christopher F. Brogdon

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2009
(Date)

/s/ Connie B. Brogdon
(Signature)

Connie B. Brogdon